

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 10, 2008

Christopher C. Richardson
General Counsel
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, Arizona 85017

      RE: Grand Canyon Education, Inc.
              Registration Statement on Form S-1
              Filed on May 13, 2008

Dear Mr. Richardson:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that you should include the price range, the size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that FINRA has no additional concerns.

3.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment you may be submitting in connection with the filing of your exhibits.

4.   We note the extensive use of third-party statements, data, and statistics throughout the prospectus. With respect to statements attributed to such parties, please provide us with support for such statements. Please set forth the dates of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the referenced sources.

Prospectus Summary, page 1

5.   We note your statement that you are "a leading … provider of online postsecondary education services." Please revise this statement to disclose that it is your belief and the basis for your belief. In this regard, indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.

Offering Summary, page 5

6.   We note your statement that the special distribution "permits a return of capital to all of our stockholders as of the record date, and does so without significantly decreasing our capital resources or requiring these stockholders to sell their shares." Please revise your disclose under "Special Distribution" on page 32 to discuss when your principal stockholders, including your directors and executive officers, directly or indirectly, acquired their shares, the amount paid for those shares and the amount that will be paid to them in the special distribution. Provide corresponding changes to your disclosure under "Certain Relationships and Related Transactions — Special Distribution" on page 100.

Christopher C. Richardson
Grand Canyon Education, Inc.
June 10, 2008
Page 3

Summary Financial and Other Data, page 7
Selected Financial Data, page 37

7.   Refer to "Other Data." Revise to present net cash provided by (used in) investing
        and financing activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 40

8.   Please revise to discuss in more detail the impact of any known trends and
        uncertainties associated with your participation in, and continued availability of,
        federal student aid programs under Title IV. For example, discuss and quantify
        the costs associated with administering the programs and complying with the
        regulations associated with the programs.

9.   We note your statement on page 42 that you treat online faculty as independent
        contractors "in accordance with industry practice." Please remove this statement
        or revise to clarify the basis for your belief that it is appropriate to treat your
        online faculty as independent contractors rather than employees under applicable
        federal and state law.

10.   We note your disclosure on page 42 that you do not expect to make substantial
        investments in [y]our campus-based instructional costs and services, which
        include facilities and full-time adjunct faculty as you expect the mix of your
        student population to continue to shift toward online students. However, we note
        on page 20 that you have vulnerable computer networks and that you may be
        required to expend significant resources to protect against the threat of security
        breaches. Additionally, on page 21, you stated that in the future, you may need to
        develop course content solely or initially for online use. Please revise your
        disclosure accordingly.

11.   We note your disclosure on page 43 regarding the dispute with your former owner
        and the related standstill agreement. We also note that the standstill agreement
        does not appear as an exhibit to the registration statement. Please tell us why you
        believe it is not necessary to file this agreement. Refer to Item 601(b)(10)(iii) of
        Regulation S-K.

Seasonality, page 49

12.   As disclosed herein, a portion of your on campus ground students do not attend
        courses during the summer months, which historically has impacted your second
        quarter and third quarter financial results. If true, please revise your disclosure to
        state that historically, you had incurred losses during those quarters.

Liquidity and Capital Resources, page 49

13.   We note your belief that your current cash flow from operating activities, and other sources of liquidity, including cash, and cash equivalents will provide "adequate funds" for ongoing operations, planned capital expenditures and working capital requirements "for the foreseeable future." Please provide a more detailed discussion of your ability to meet your short- and long-term liquidity needs and provide greater insight into the length of time that the sufficiency will extend. We consider "long-term" to be the period in excess of the next 12 months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. In addition, revise to quantify your material short- and long-term liquidity requirements, to the extent practicable.

Regulation

State Education Licensure and Regulation, page 72

14.   We note that your enroll students from all 50 states and the District of Columbia in your online education programs. Please identify the states in which you operate and are subject to state regulation. To the extent material, identify the states that have the particular laws and regulations you discuss, or that have sought to assert jurisdiction over educational institutions offering online degree programs, such as you. Discuss the extent to which you have not complied with the applicable regulations in such states and whether any such regulations have had or may have a material impact on your business.

Management

Board Composition, page 87

15.   Please revise your disclosure to discuss the matters considered by the board of directors in making the affirmative determination that no relationship exists between Messrs. Heath and Dorman and the company that would impair their independence under Nasdaq Marketplace Rule 4200. In particular, discuss what consideration was given to Messrs. Heath's and Dorman's association with Endeavour Capital, the company's leading outside investor and financial advisor, and the business relationship between both companies.

Compensation Discussion and Analysis

Objectives of Compensation Programs, page 88

16.   We note your disclosure on page 88 that in setting compensation levels you take into consideration the marketplace for individuals that you wish to attract. Further, we note that you have not engaged in any "formal benchmarking," but rather compensation decisions have been made based on the knowledge of the market possessed by your board of directors, as supplemented by market knowledge of Endeavour Capital and your human resources department, and as negotiated with your named executive officers. Please explain what you mean by "formal benchmarking" and how you determined the elements and levels of your executive compensation relative to the other companies. Please identify any specific elements benchmarked, including whether you benchmarked total compensation. So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, identify the elements that were considered by the representatives of your lead outside investor. Identify any companies and industries used for benchmarking. See Regulation S-K Item 402(b)(2)(xiv).

Compensation Programs Design and Elements of Compensation, page 89

17.   Please clarify how you consider the company's and the individual's performance in setting the compensation levels of your named executive officers. In this regard, we note that base salaries, which are the largest component of compensation, are contractually agreed at the time of initial employment, and are "not at risk."

Actions Taken in Current Fiscal Year, page 91

18.   We note that you will adopt an equity incentive plan and an employee stock purchase plan in 2008. In light of your disclosure on page 89 regarding your view that the Richardsons' ownership in the company provides a level of motivation that would not be appreciably enhanced through further equity incentives, please revise to clarify whether the Richardsons will be eligible to participate in these plans. Also, please explain the purpose of this plan and how it fits into your overall compensation philosophy and objectives. In addition, to the extent material, describe any changes to your other forms of compensation, such as salary and bonus, that will be undertaken for 2008.

Certain Relationships and Related Transactions

General, page 98

19.   We note your disclosure on page F-26 regarding payments made to, and cash
       provided by, Spirit Finance Acquisitions, LLC. Please describe the nature of any
       affiliation or common ownership between you, or any of your affiliates, and
       Spirit.

Voting Agreement, page 98

20.   We note that the proxy and voting agreement described in this section does not
       appear as an exhibit to the registration statement; however, Item 601(b)(ii)(A)
       seems to require its filing as a material agreement. Please file.

Beneficial Ownership of Common Stock, page 102

21.   Please disclose the natural person(s) who exercise investment and voting control
       over the shares held by each entity or non-natural person listed as a principal
       shareholder, to the extent it is not widely held.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

22.   Please be advised that you must amend the registration statement to provide an
       unqualified report prior to its effectiveness.

Balance Sheets, page F-3

23.   Revise your caption for Series A Preferred Stock to describe it as convertible.

Balance Sheets, page F-3
Statements of Operations, page F-4

24.   Provide a description of the nature and calculation of the pro forma information in
       the notes to the financial statements. Per page 6, we note that the Series A and C
       Preferred Stocks will be automatically converted to common shares upon the
       closing of the initial public offering. We note your disclosure in Note 16 on page
       F-27.

Note 2. Summary of Significant Accounting Policies

Formation and Transactions with Former Owner, page F-7

25.   As disclosed, you accounted for the value of the Institute Warrant as a component of the cost of the Campus and related buildings. Considering that in 2004, you only acquired the right to purchase the ground campus and related buildings, tell us why it was appropriate to allocate a portion of the cost of the purchase right or option into the cost of the campus and related buildings.

26.   We further note from your disclosure that in connection with the standstill agreement, you acquired certain real property located on the Campus from the Institute. Clarify, if true, that this real property was included in the Ancillary Agreement. If not, tell us the nature of the property and how it affected the assignment of your right to purchase the ground campus and related buildings to Spirit.

27.   Tell us the nature of the consideration that you received from Spirit in connection with your assignment of the right to purchase the ground campus and related buildings. Also, tell how you accounted for this consideration and the basis for you accounting.

28.   We note that you exercised your option related to your standstill agreement with the Institute on April 15, 2008. Citing your basis in the accounting literature, tell us how you accounted for this transaction including the initial $3 million payment and how the transaction is reflected in the financial statements. We also note on page 44 that you will recognize a prepaid royalty asset that will be amortized over future periods. Tell us how you determined the fair value of this asset and its amortization period.

Revenue Recognition, page F-10

29.   We note that when a student withdraws prior to the end of the third week of a semester, you will refund all or a portion of the tuition already paid. Tell us and disclose how your refund policy impacts your tuition revenue recognition policy.

Note 3. Restricted Cash and Investments, page F-13

30.   Tell us the nature of the municipal securities and U.S. Agency instruments and your basis for determining their fair value. Also, tell us if any of these instruments are considered auction rate securities. Further, please revise your disclosure to provide the maturity dates and redemption and interest rate provisions of all of your securities.

Note 4. Property and Equipment, page F-14

31.   Please disclose the remaining estimated useful life of each major classification of property and equipment.

Note 7. Notes Payable and Capital Lease Obligations, page F-15

32.   Tell us how you accounted for the amounts advanced by Spirit into the tenant improvement funds. Include in your response how these funds are reflected in the balance sheets, statements of operations and statements of cash flows.

Note 10. Preferred Stock and Equity Transactions

Series B Preferred Stock, page F-19

33.   Tell us your consideration of EITF D-42 in accounting for the conversion of the remaining 865 shares of Series B into 800 shares of Series C. Also, tell us whether the conversion was made pursuant to the original terms of the Series B preferred stock. If so, tell us and disclose the nature of the terms.

Series C Preferred Stock, page F-19

34.   Per page 6, we understand that the Series C Preferred Stock will be automatically converted to common shares upon the closing of the initial public offering through an amendment to your certificate of incorporation. Tell us if the Series C Preferred Stock agreement was amended to provide for this automatic conversion. If so, revise to disclose the date the agreement was amended and terms of the provision. If not, tell us why these preferred stocks can be automatically converted to common shares upon the closing of the initial public offering.

Warrants to Purchase Common Stock, page F-20

35.   Citing your basis in the accounting literature, tell us whether you are accounting for the Institute Warrant as a liability or equity component.

36.   Citing your basis in the accounting literature, tell us how you are accounting for the Spirit Warrant.

Note 16. Subsequent Events

Blanchard Amendment, page F-26

37.   Tell us your basis of measurement for the 200 shares of common stock issued to Blanchard. Also, tell us and disclose the fair value assigned to these shares.

Updating

38.   Update your financial statements and applicable sections under Rule 3-12 of
        Regulation S-X.

*   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management
are in possession of all facts relating to a company's disclosure, they are responsible for
the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration
of the effective date of the pending registration statement, it should furnish a letter, at
the time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking
       any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relieve the company from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness
       as a defense in any proceeding initiated by the Commission or any person under
       the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in
connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Jorge A. Rivera, Staff Attorney, at (202) 551-3786, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

c: Steven D. Pidgeon, Esq.
        David P. Lewis, Esq.
        DLA Piper US LLP
        Via facsimile: (480) 606-5526